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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                 PhyMatrix Corp.
        ----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   718925 10 0
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                     7.24.98
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              Date of Event Which Requires Filing of this Statement

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [  ] Rule 13d-1(e)
      [  ] Rule 13d-1(f)
      [  ] Rile 13d-1(g)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 SCHEDULE 13G
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CUSIP No. 718925 10 0
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1.    NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Walter A. Brown
      (###-##-####)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)   [X]
      (b)   [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      United States of America

NUMBER OF               5.     SOLE VOTING POWER
                                   0
SHARES
BENEFICIALLY            6.     SHARED VOTING POWER
                                   1,900,576
OWNED BY EACH
                        7.     SOLE DISPOSITIVE POWER
REPORTING                          0

PERSON WITH             8.     SHARED DISPOSITIVE POWER
                                   1,900,576

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,900,576

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.78%

12.  TYPE OF REPORTING PERSON*
       Individual (IN)

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SCHEDULE 13G
CUSIP No. 718925 10 0
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SCHEDULE 13G
CUSIP No. 718925 10 0

1.    NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      WAB Family Limited Partnership
      (05-0500095)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [X]
      (b)  [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      A Rhode Island limited partnership

NUMBER OF               5.     SOLE VOTING POWER
                                   0
SHARES
BENEFICIALLY            6.     SHARED VOTING POWER
                                   1,655,756
OWNED BY EACH
                        7.     SOLE DISPOSITIVE POWER
REPORTING                          0

PERSON WITH             8.     SHARED DISPOSITIVE POWER
                                   1,655,756

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,655,756

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.01%
12.   TYPE OF REPORTING PERSON*
        Other (00)
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13G
CUSIP No. 718925 10 0

Item 1(a)     Name of Issuer:  PhyMatrix Corp.

Item 1(b)     Address of Issuer's Principal Executive Offices:
                  Philips Point, Suite 1000 East
                  777 South Flagler Drive
                  West Palm Beach, FL 33401

Item 2(a)     Name of Person Filing:

                  (i) Walter A. Brown (###-##-####)

                  (ii) WAB Family Limited Partnership

Item 2(b)     Address of Principal Business Office (as to both):
                  108 Driftwood Drive
                  Tiverton, RI 02878

Item 2(c)     Citizenship:
                  (i) United States of America

                  (ii) A Rhode Island limited partnership

Item 2(d)     Title of Class of Securities:  Common Stock

Item 2(e)     CUSIP Number:  718925 10 0

Item 3.       Not applicable.

Item 4.       Ownership:

              (a) Amount beneficially owned:
                    (i) Walter A. Brown beneficially owns 1,655,756 shares of Common Stock of the Issuer.
                    (ii) WAB Family Limited Partnership owns 1,655,756 shares of Common Stock of Issuer.
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SCHEDULE 13G
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SCHEDULE 13G
CUSIP No. 718925 10 0

         (b) Percent of Class:
              (i) Mr. Brown beneficially owns 5.01% of the outstanding shares of Common Stock.
              (ii) WAB Family Limited Partnership beneficially owns 5.01% of the outstanding shares of Common Stock.

         (c) Mr. Brown may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,655,756 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class:
             Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
             Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
             Not applicable.

Item 8.  Identification and Classification of Members of the Group.
             Not applicable.

Item 9.  Notice of Dissolution of Group
             Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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SCHEDULE 13G
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CUSIP No. 718925 10 0
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    /s/ Walter A. Brown
                                                    ----------------------------
                                                    Signature

                                                    Walter A. Brown
                                                    ----------------------------
Date: June 24, 1999                                 Name


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Schedule 13G